02037452

EXECUTION COPY

PE
7/8/02

FORM 6-K

RECD S.E.C.
JUL 8 - 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

PROCESSED
JUL 1 8 2002
P THOMSON
FINANCIAL

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a press release dated July 5, 2002, announcing that the Company signed an agreement with SK Global for the sale of the Company's assets relating to the leased line business.

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA
Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.
Thomson Financial / Carson
Mami Ogawa
Investor Relations
mami.ogawa@tfn.com
212-701-1824

Korea Thrunet Announces it Signed an Agreement with SK Global on the Sale of its Assets Relating to Leased Line Business

Seoul and New York, July 5, 2002 – Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), Korea's largest cable modem broadband Internet-access services provider and a major provider of enterprise network services, today announced the Company entered into an asset transfer agreement with SK Global, Co. Ltd. ("SKG") to transfer to SKG a portion of its assets relating to its domestic leased line business including local fiber optic network and related equipment used in its leased line business. The agreement was approved by the board of directors on July 5, 2002 and, after obtaining shareholders' approval at an extraordinary shareholders' meeting scheduled to be held on August 2, 2002, the closing of such transaction is expected to take place in the third quarter of 2002. The total sale price for the assets to be transferred shall be KRW 355.6 billion or approximately US$ 295 million.

The Company intends to use a portion of the proceeds from the asset sale on further growth of its broadband Internet business by strengthening sales and marketing and promotional efforts including more exposure in mass media to increase brand awareness and tighten relationships with system operators and independent dealers

for acquisition of new subscribers. While the Company plans on the enhancement of its broadband Internet business, it expects to improve its financial stability by using a substantial portion of proceeds from the sale of such assets to satisfy its debt service and debt repayment obligations for this year. The Company believes that the asset sale, if successfully completed, will improve its total current liabilities to total current assets ratio.

Hong Sun Lee, CEO and representative director of the Company stated, "We have successfully continued to implement a number of corporate restructuring plans since 2001. However, this particular transaction is very different in its nature from other restructuring plans that have been implemented so far. This transaction would have a significant impact on the financial structure of the Company among various deals in which the Company has been involved. However, more importantly, we expect this transaction to bring very positive effect on the restructuring plans such as the sale of our headquarter building and efforts to raise equity funding in the second half of this year, which the Company is currently undertaking. As previously announced, Thrunet still plans to sell its corporate headquarter building and raise foreign capital in the second half of this year. Upon the successful completion of these restructuring plans and more focus on broadband Internet business, the Company would once again greatly improve its operating performance and financial structure."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services in Korea, with 1,307,369 paying end-users at the end of May 2002, Korea Thrunet's network currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services, including IP-based value-added services, to more than 1,000 corporate customers, with major Korean telecommunications companies such as SK Telecom accounting for a substantial majority of enterprise network revenues.

This release may contain forward-looking statements that are subject to risks and

uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: July 8, 2002

By: /s/ Yong S. Lee
Name: Yong S. Lee
Title: Head of IR Team